UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Regis Corporation
(Name of Issuer)

Common Stock, par value $0.05 per share
(Title of Class of Securities)

758932107
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 320,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 180,832
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 180,832
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,350
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 80,350
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 320,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 320,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 320,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,247
	8	SHARED VOTING POWER 320,600
	9	SOLE DISPOSITIVE POWER 10,247
	10	SHARED DISPOSITIVE POWER 320,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 330,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 320,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 320,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758932107

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 320,600
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 320,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 758932107

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 180,832 Shares beneficially owned by Starboard V&O Fund is approximately $2,449,626, excluding brokerage commissions.  The aggregate purchase price of the 80,350 Shares beneficially owned by Starboard LLC is approximately $1,129,242, excluding brokerage commissions.  The aggregate purchase price of the 59,418 Shares held in the Starboard Value LP Accounts is approximately $1,018,045, excluding brokerage commissions.

Starboard had previously reported on its Schedule 13D beneficial ownership of an aggregate of 3,227,175 Shares underlying those certain 5% convertible senior notes due 2014 of the Issuer (the “Notes”).  The Notes matured on July 15, 2014, and Starboard elected to take receipt of the principal value of the Notes together with interest.  As a result, following the maturity and repayment of the Notes, Starboard no longer beneficially owns the 3,227,175 Shares that were underlying the Notes.  As such, the Reporting Persons’ aggregate beneficial ownership is now less than 5% of the outstanding Shares of the Issuer, and this Amendment No. 5 constitutes the final amendment to Schedule 13D with respect to the Reporting Persons.

The 10,247 Shares owned personally by Jeffrey C. Smith were granted to Mr. Smith as compensation for his service on the Board of Directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 56,676,862 Shares outstanding, as of April 23, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2014.

A.	Starboard Value and Opportunity Master Fund Ltd. (“Starboard V&O Fund”)

(a)	As of the close of business on July 15, 2014, Starboard V&O Fund beneficially owned 180,832 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 180,832
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 180,832
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 758932107

(c)	Starboard V&O Fund has not entered into any transactions in the Shares during the past 60 days.

B.	Starboard Value and Opportunity S LLC (“Starboard LLC”)

(a)	As of the close of business on July 15, 2014, Starboard LLC beneficially owned 80,350 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 80,350
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 80,350
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard LLC has not entered into any transactions in the Shares during the past 60 days.

C.	Starboard Value LP

(a)
As of the close of business on July 15, 2014, 59,418 Shares were held in the Starboard Value LP Accounts.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Starboard Value LP Accounts and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 180,832 Shares owned by Starboard V&O Fund, (ii) 80,350 Shares owned by Starboard LLC and (iii) 59,418 Shares held in the Starboard Value LP Accounts.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 320,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 320,600
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value LP has not entered into any transactions during the past 60 days.

D.	Starboard Value GP LLC (“Starboard Value GP”)

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 180,832 Shares owned by Starboard V&O Fund, (ii) 80,350 Shares owned by Starboard LLC and (iii) 59,418 Shares held in the Starboard Value LP Accounts.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 320,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 320,600
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions during the past 60 days.

CUSIP NO. 758932107

E.	Starboard Principal Co LP (“Principal Co”)

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 180,832 Shares owned by Starboard V&O Fund, (ii) 80,350 Shares owned by Starboard LLC and (iii) 59,418 Shares held in the Starboard Value LP Accounts.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 320,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 320,600
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions during the past 60 days.

F.	Starboard Principal Co GP LLC (“Principal GP”)

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 180,832 Shares owned by Starboard V&O Fund, (ii) 80,350 Shares owned by Starboard LLC and (iii) 59,418 Shares held in the Starboard Value LP Accounts.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 320,600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 320,600
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions during the past 60 days.

G.	Mr. Smith

(a)
As of the close of business on July 15, 2014, Mr. Smith beneficially owned 10,247 Shares. Mr. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 180,832 Shares owned by Starboard V&O Fund, (ii) 80,350 Shares owned by Starboard LLC and (iii) 59,418 Shares held in the Starboard Value LP Accounts.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 10,247
2. Shared power to vote or direct vote: 320,600
3. Sole power to dispose or direct the disposition: 10,247
4. Shared power to dispose or direct the disposition: 320,600

(c)	Mr. Smith has not entered into any transactions during the past 60 days.

CUSIP NO. 758932107

H.	Messrs. Mitchell and Feld

(a)
Each of Messrs. Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 180,832 Shares owned by Starboard V&O Fund, (ii) 80,350 Shares owned by Starboard LLC and (iii) 59,418 Shares held in the Starboard Value LP Accounts.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 320,600
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 320,600

(c)	Neither of Messrs. Mitchell or Feld has entered into any transactions in the Shares during the past 60 days.

Item 5(e) is hereby amended and restated to read as follows:

(e)	As of July 15, 2014, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

CUSIP NO. 758932107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2014

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark Mitchell and Peter A. Feld